Exhibit 21.1

List of Subsidiaries of Nevada Property 1 LLC

(as of April 1, 2010)

Subsidiary	Jurisdiction of Incorporation
Nevada Restaurant Venture 1 LLC	Delaware
Nevada Retail Venture 1 LLC	Delaware
Nevada Employer LLC	Delaware